For the fiscal year ended (a) 10/31/95
File number (c) 811-4438


                    SUB - ITEM 77J
         Reclassification of Capital Accounts



The Fund accounts and reports for distributions to shareholders in accordance with AICPA Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. During the year ended
October 31, 1995, the Fund increased undistributed net investment income by $633,964, increased accumulated net realized gains on investments by $536,607, decreased accumulated realized and unrealized foreign exchange gains by $1,160,899 and decreased pain-in capital in excess of par by $9,672.
Net investment income, net realized gains and net assets were not affected by this change.